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Filed Pursuant to Rule 433
Free Writing Prospectus dated February 6, 2014
Registration No. 333-191068

GeoPark Limited

This free writing prospectus relates only to this offering and updates the preliminary prospectus dated January 21, 2014, included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-191608). On February 6, 2014, we filed Amendment No. 5 to the Registration Statement. The following information updates and supplements the preliminary prospectus dated January 21, 2014 with information that is reflected in the preliminary prospectus dated February 6, 2014 included in Amendment No. 5 to the Registration Statement. Please refer to the preliminary prospectus dated February 6, 2014, which is included in Amendment No. 5, for the full contents thereof, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1464591/000104746914000627/a2218095zf-1a.htm.

Except as otherwise indicated, all information in this free writing prospectus assumes that the common shares to be sold in this offering will be sold at US$7.50 per common share, which is the midpoint of the range described below.

Offering	We are offering 13,500,000 common shares.
Offering price range	We expect the public offering price will be between US$7.00 and US$8.00 per common share.
Underwriters' over-allotment option	800,000 common shares.
Share capital outstanding before and after the offering	Our share capital consists of 43,861,614 issued and outstanding common shares.
Immediately after the offering, we will have 57,361,614 common shares issued and outstanding, assuming no exercise of the underwriters' over-allotment option.
Net proceeds

The net proceeds from this offering will be approximately US$93.9 million, at the midpoint of the range described above, assuming no exercise of the underwriters' over-allotment option. Each US$1.00 increase (decrease) in the public offering price per common share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by approximately US$13.1 million.

Indications of interest

We have received the following indications of interest to purchase in this offering, at the public offering price, an aggregate of US$60.0 million (or 8,000,000 of our common shares, at the midpoint of the range set forth above): (i) Mr. James F. Park (or any of his affiliates), our Chief Executive Officer, one of our principal shareholders and a member of our board of directors: US$2.0 million (or 266,667 of our common shares, at the midpoint of the range set forth above); (ii) Mr. Juan Cristobal Pavez (or any of his affiliates), one of our principal shareholders and a member of our board of directors: US$5.0 million (or 666,666 of our common shares, at the midpoint of the range set forth above); (iii) certain private investment funds managed and controlled by Cartica Management, LLC: US$33.0 million (or 4,400,000 of our common shares, at the midpoint of the range set forth above). Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark Limited held by Cartica Management, LLC; and (iv) certain members of Mr. Gerald E. O'Shaughnessy's family (or any of their respective affiliates that do not include Mr. Gerald E. O'Shaughnessy): US$20.0 million (or 2,666,667 of our common shares, at the midpoint of the range set forth above).

Any shares acquired by Mr. Gerald E. O'Shaughnessy's family are not expected to be subject to the 180 day lock-up restrictions described in the preliminary prospectus. Mr. Gerald E. O'Shaughnessy, our Executive Chairman, a member of our board of directors and one of our principal shareholders is not expected to have a beneficial interest in the common shares that may be acquired by his family members. Because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these individuals or private investment funds and any of these individuals or private investment funds could determine to purchase more, less or no shares in this offering.

The underwriters will not receive any underwriting discount or commissions in connection with the sale of our common shares, to the extent they are purchased pursuant to these indications of interest.

Following the completion of this offering, and assuming the purchase of all of the common shares described above, our board of directors and senior management will be deemed to beneficially own, in the aggregate approximately 48.8% of our outstanding common shares (assuming no exercise of the underwriters' over-allotment option).

 Capitalization

The following table sets forth our cash at bank and in hand, borrowings and capitalization as of September 30, 2013, derived from our Interim Consolidated Financial Statements prepared in accordance with IFRS:

•
on an actual basis; and

•
as adjusted to give effect to:

  •
  the receipt by us of approximately US$93.9 million in estimated net proceeds from the sale of 13,500,000 common shares in this offering at an offering price of US$7.50 per common share (the midpoint of the range set forth above), and assuming no exercise of the option to purchase additional common shares by the underwriters,

  •
  the deduction of approximately US$2.9 million of estimated underwriting discounts and commissions (US$0.53 per share) as described further below, and

  •
  estimated offering expenses of US$4.5 million payable by us in connection with the offering.

The table below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our interim Consolidated Financial Statements and the notes thereto, included in the preliminary prospectus.

	As of September 30, 2013
(In thousands of US$)	Actual	As adjusted

Cash at bank and in hand	104,797	198,659
Total non-current borrowings(1)	290,490	290,490
Equity attributable to owners of the Company
Common shares, par value US$0.001 per share, 43,859,232 issued and outstanding actual, and 57,359,232 issued and outstanding as adjusted	43	57
Share premium	120,338	214,187
Reserves	127,848	127,848
Retained earnings	15,593	15,593

Total equity attributable to owners of the Company	263,822	357,685

Total capitalization(2)(3)	554,312	648,175

(1)
Our total non-current borrowings are all secured and guaranteed by us.

(2)
Total capitalization includes total non-current borrowings plus total equity attributable to owners of the Company.

(3)
For every US$1.00 increase (decrease) in the price per common share received by us in the offering, assuming the sale of 13,500,000 common shares in this offering, the estimated underwriting commissions and discounts we will pay will increase (decrease) by approximately US$0.4 million, resulting in an increase (decrease) in cash at bank and in hand, total equity attributable to owners of GeoPark and our total capitalization of approximately US$13.1 million. For every 1,000,000 increase (decrease) in the number of common shares sold by us in this offering, assuming an offering price of US$7.50 per common share (the midpoint of the range set forth above), the estimated underwriting commissions and discounts we will pay will increase (decrease) by approximately US$0.5 million, resulting in an increase (decrease) in cash at bank and in hand, total equity attributable to owners of GeoPark and our total capitalization by approximately US$7.0 million. In each case described above, our estimated offering expenses will change by a de minimis amount.

The estimated amount of underwriting discounts and commissions reflects management's current expectations based on discussions with the underwriters for this offering and therefore may change. The estimated amounts of underwriting discounts and commissions also assume that the underwriters will not receive any discounts or commissions on the common shares pursuant to the indications of interest described above. The amounts described above may differ from the actual amounts paid.

If the underwriters exercise their over-allotment option in full to purchase 800,000 additional common shares at an offering price of US$7.50 per common share (the midpoint of the range set forth above), the estimated underwriting discounts and commissions we will pay will increase by approximately US$0.4 million, and our estimated offering expenses will increase by a de minimis amount. Cash at bank and in hand will increase by approximately US$5.6 million and our issued and outstanding common shares will increase to 58,159,232 common shares. This will result in total equity attributable to owners of the Company and total capitalization each increasing by US$5.6 million.

For a breakdown of the estimated offering expenses payable by us, see "Expenses of the offering."

 Dilution

As of September 30, 2013, we had a net tangible book value of US$263.8 million, corresponding to a net tangible book value of US$6.02 per common share. Net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, excluding goodwill and other intangible assets, if any, and non-controlling interest, divided by 43,859,232, the total number of our common shares outstanding as of September 30, 2013. We did not have any goodwill and other intangible assets as of September 30, 2013.

After giving effect to the sale by us of the 13,500,000 common shares offered in the offering, and considering an offering price of US$7.50 per common share (the midpoint of the range set forth above), after deducting the estimated underwriting discounts and commissions of approximately US$2.9 million and estimated offering expenses of approximately US$4.5 million payable by us, our net tangible book value estimated as of September 30, 2013 would have been approximately US$357.67 million, or US$6.24 per common share. This represents an immediate increase in net tangible book value of US$0.22 per share to existing shareholders and an immediate dilution in net tangible book value of US$1.26 per share to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common shares paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing common shares in this offering.

Net tangible book value per common share as of September 30, 2013	6.02
Increase in net tangible book value per common share attributable to this offering	0.22
Pro forma net tangible book value per common share after the offering	6.24
Dilution per common share to new investors	1.26
Percentage of dilution in net tangible book value per common share for new investors	17%

Each US$1.00 increase (decrease) in the offering price per common share, respectively, would increase (decrease) the net tangible book value after this offering by US$0.22 per common share and would increase (decrease) the dilution to investors in the offering by US$0.78 per common share assuming the sale of 13,500,000 common shares in this offering, and after deducting incremental estimated underwriting discounts and commissions of approximately US$0.5 million. Our estimated offering expenses will change by a de minimis amount.

If the underwriters exercise their option to purchase additional common shares in full, we will be required to pay an additional US$0.4 million in underwriting commissions and discounts, and our offering expenses will increase by a de minimis amount. As a result, the net tangible book value after this offering would increase by US$0.01 per common share, the pro forma net tangible book value per common share after this offering would be US$6.25 and investors in this offering will incur immediate dilution of US$1.25 per common share, in each case assuming an offering price of US$7.50 per common share (the midpoint of the range set forth above).

 Principal shareholders

As of the date of this prospectus, our authorized share capital consists of 5,171,949,000 common shares, par value US$0.001 per share. Each of our common shares entitles its holder to one vote. The following table presents the beneficial ownership of our common shares as of the date of this prospectus.

Shareholder	Common shares	Percentage of outstanding common shares

Gerald E. O'Shaughnessy(1)	7,533,907	17.18%
James F. Park(2)	7,156,269	16.32%
Steven J. Quamme(3)	4,984,394	11.36%
IFC Equity Investments(4)	3,456,594	7.88%
Moneda A.F.I.(5)	2,241,650	5.11%
Juan Cristóbal Pavez(6)	2,171,363	4.95%
Other shareholders	16,317,437	37.20%

Total	43,861,614	100.0%

(1)    Held directly and indirectly through GP Investments LLP, Vidacos Nominees Limited and Globe Resources Group Inc., all of which are controlled by Mr. O'Shaughnessy.

(2)    Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 782,702 common shares held as of the date of this prospectus in the employee benefit trust described under "Management—Compensation—Employee Benefit Trust." Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares.

(3)    Held through certain private investment funds managed and controlled by Cartica Management, LLC. The common shares reflected as being held by Mr. Quamme include 7,422 common shares held by him personally. Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC.

(4)   IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5)    Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

(6)   Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 8,559 common shares held by him personally.

The following table presents the beneficial ownership of our common shares following the offering assuming no exercise of the underwriters' over-allotment option. The following table does not give effect to the US$60.0 million of common shares (or 8,000,000 common shares (at the midpoint of the range set forth above)) that certain persons named above have indicated an interest in purchasing.

Shareholder	Common shares	Percentage of outstanding common shares

Gerald E. O'Shaughnessy(1)	7,533,907	13.13
James F. Park(2)	7,156,269	12.48
Steven J. Quamme(3)	4,984,394	8.69
IFC Equity Investments(4)	3,456,594	6.03
Moneda A.F.I.(5)	2,241,650	3.91
Juan Cristóbal Pavez(6)	2,171,363	3.79
Other shareholders(7)	29,817,437	51.98

Total	57,361,614	100.0%

(1)    Held directly and indirectly through GP Investments LLP, Vidacos Nominees Limited and Globe Resources Group Inc., all of which are controlled by Mr. O'Shaughnessy.

(2)    Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 782,702 common shares held as of the date of this prospectus in the employee benefit trust described under "Management—Compensation—Employee Benefit Trust." Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares. The percentage of shares beneficially owned after this offering by Mr. James F. Park would be 12.94%, assuming the purchase of US$2.0 million of common shares in this offering (or 266,667 common shares (at the midpoint of the range set forth above)) that he (or his affiliates) have indicated an interest in purchasing, and assuming no exercise of the underwriters' over-allotment option.

(3)    Held through certain private investment funds managed and controlled by Cartica Management, LLC. The common shares reflected as being held by Mr. Quamme include 7,422 common shares held by him personally. The percentage of shares beneficially owned after this offering by Mr. Steven Quamme would be 16.36%, assuming the purchase of US$33.0 million of common shares in this offering (or 4,400,000 common shares (at the midpoint of the range set forth above)) that certain private investment funds managed by Cartica Management, LLC have indicated an interest in purchasing, and assuming no exercise of the underwriters' over-allotment option. Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC.

(4)   IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5)    Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

(6)   Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 8,559 common shares held by him personally. The percentage of shares beneficially owned after this offering by Mr. Juan Cristóbal Pavez would be 4.95%, assuming the purchase of US$5.0 million of common shares in this offering (or 666,666 common shares (at the midpoint of the range set forth above)) that he (or his affiliates) have indicated an interest in purchasing, and assuming no exercise of the underwriters' over-allotment option.

(7)    The number of shares beneficially owned by other shareholders would be 24,484,105 common shares, or 42.68%, assuming the purchase of US$60.0 million of common shares in this offering (or 8,000,000 common shares (at the midpoint of the range set forth above)) pursuant to the indications of interest by Mr. James Park, Mr. Juan Cristobal Pavéz and certain private investment funds managed by Cartica Management, LLC.

The following table presents the beneficial ownership of our common shares following the offering, assuming full exercise of the overallotment options. The following table does not give effect to the US$60.0 million of common shares (or 8,000,000 common shares (at the midpoint of the range set forth on the cover page of this prospectus)) that certain persons named above have indicated an interest in purchasing.

Shareholder	Common shares	Percentage of outstanding common shares

Gerald E. O'Shaughnessy(1)	7,533,907	12.95
James F. Park(2)	7,156,269	12.30
Steven J. Quamme(3)	4,984,394	8.57
IFC Equity Investments(4)	3,456,594	5.94
Moneda A.F.I.(5)	2,241,650	3.85
Juan Cristóbal Pavez(6)	2,171,363	3.73
Other shareholders(7)	30,617,437	52.64

Total	58,161,614	100.0%

(1)    Held directly and indirectly through GP Investments LLP, Vidacos Nominees Limited and Globe Resources Group Inc., all of which are controlled by Mr. O'Shaughnessy.

(2)    Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 782,702 common shares held as of the date of this prospectus in the employee benefit trust described under "Management—Compensation—Employee Benefit Trust." Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares. The percentage of shares beneficially owned after this offering by Mr. James F. Park would be 12.76%, assuming the purchase of US$2.0 million of common shares in this offering (or 266,667 common shares (at the midpoint of the range set forth above)) that he (or his affiliates) have indicated an interest in purchasing, and assuming full exercise of the underwriters' over-allotment option.

(3)    Held through certain private investment funds managed and controlled by Cartica Management, LLC. The common shares reflected as being held by Mr. Quamme include 7,422 common shares held by him personally. The percentage of shares beneficially owned after this offering by Mr. Steven Quamme would be 16.14%, assuming the purchase of US$33.0 million of common shares in this offering (or 4,400,000 common shares (at the midpoint of the range set forth above)) that certain private investment funds managed by Cartica Management, LLC have indicated an interest in purchasing, and assuming full exercise of the underwriters' over-allotment option. Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC.

(4)   IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5)    Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

(6)   Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 8,559 common shares held by him personally. The percentage of shares beneficially owned after this offering by Mr. Juan Cristóbal Pavez would be 4.88%, assuming the purchase of US$5.0 million of common shares in this offering (or 666,666 common shares (at the midpoint of the range set forth above)) that he (or his affiliates) have indicated an interest in purchasing, and assuming full exercise of the underwriters' over-allotment option.

(7)    The number of shares beneficially owned by other shareholders would be 25,284,105 common shares, or 43.47%, assuming the purchase of US$40.0 million of common shares in this offering (or 5,333,334 common shares (at the midpoint of the range set forth above)) pursuant to the indications of interest by Mr. James Park, Mr. Juan Cristobal Pavéz and certain private investment funds managed by Cartica Management, LLC.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone +1-866-803-9204; BTG Pactual US Capital, LLC, Attention: Prospectus Department, 601 Lexington Avenue, New York, NY 10022, email: OL-BTGPactual-ProspectusDepartment@btgpactual.com; or Itau BBA USA Securities, Inc., 767 Fifth Avenue 50th Floor, New York, NY 10153, USA, Attention: Equity Sales Desk, telephone +1-212-710-6756.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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  Filed Pursuant to Rule 433 Free Writing Prospectus dated February 6, 2014 Registration No. 333-191068
GeoPark Limited
Capitalization
Dilution
Principal shareholders